United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

ALBERTSONS COMPANIES

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

June 24, 2025

Dear fellow shareholders,

Our proposal in Albertsons’ proxy statement—Proposal Four—seeks disclosure about how much food waste Albertsons generates and the percentage of that amount diverted from landfills.

The logical flaw in the Board’s opposition statement lies in its fundamental contradictions. On the one hand, Albertsons has set a goal to reach a 90% diversion rate of food waste kept from landfills by 2030. Yet the company claims it doesn’t believe it should report its annual diversion rate, or even calculate it. The most obvious—and troubling—question then is: how can shareholders know whether Albertsons is on track to reach its goal, or what its current diversion rate actually is?

The Board criticizes industry calculators as inaccurate for baseline food waste measurements and diversion reduction percentages, but the company’s own goal for a 90% food waste diversion rate by 2030 necessarily requires that it adopt some sort of calculations of waste generated and diverted. Otherwise, it can’t know when it reaches its target (or how far it yet must go to achieve it).

Further, there’s a gaping deficiency in the Board’s claim that Albertsons can reach its target simply by implementing diversion programs throughout its operations without actually estimating its total food waste generated: there’d be no way to measure the efficiency or effectiveness of those diversion programs. Without a baseline measurement against which to compare its annual food waste diversion, the company won’t be able to assure that any of its diversion programs are being “adhered to” or reaching the declared target rate by 2030.

Importantly, the opposition statement criticizes certain food waste calculators that aren’t even called for by the proposal. The company wrongly implies that the proposal calls for an annual food waste reduction percentage. Not so. In fact, the proposal is clear and calls only for the two indispensable data points necessary to assess the company’s own programmatic goals: (1) the total amount of food waste generated and (2) the percentage of that amount diverted from landfills. Knowing those critical data points will allow shareholders to follow the company’s progress on its way to (and when it reaches) its declared target of a 90% food waste landfill diversion rate by 2030.

Consider the concerns—including of a financial nature—that arise from a brief food waste comparison between Albertsons and one of its top rivals, Kroger.

According to a 2022 Forbes article, at Kroger, food waste represents an estimated 4% of annual sales, or about $5.6 billion. And, as the article says, “that’s for a business that’s actively working to reduce it.” (See bit.ly/ForbesFoodWasteArticle.)

Although Albertsons’ opposition statement touts the company’s food waste initiatives, an analysis of its disclosures indicates serious—and potentially extremely costly—concerns about its management of this issue.

Using data from Kroger’s 2024 ESG report (pp. 14 and 75), Albertsons’ opposition statement, and each company’s Form 10-K, here’s how Albertsons compared to its rival in fiscal 2023 on (1) food waste generation, and (2) food waste diversion:

	Kroger	Albertsons
Total number of locations in FY 2023	2,722	2,269
Food Waste Generated
Total food waste generated (lbs)	525 million	Not disclosed
Food Waste Diversion Efforts
Locations with food waste recycling/diversion programs (%)	> 95%	“More than half”
Locations with food waste recycling/diversion programs (#)	> 2,586	> 1,134
Food waste diverted from total amount generated (%)	51%	Not disclosed
Amount of food waste diverted (lbs)	~268 million	325 million
Average diverted per participating location (lbs)	~103,634	~286,596

Note that nearly all Kroger locations participate in food waste diversion initiatives but only about half of Albertsons locations do. That alone strikes us as hugely problematic. Moreover, for each participating location, Albertsons is diverting approximately 287,000 lbs. of food waste—which is approximately 177% more than is diverted from each participating Kroger location.

To us, this suggests Albertsons is likely generating a far greater amount of waste per location than Kroger. Since the Forbes article referenced above says food waste costs Kroger almost $6 billion each year, if Albertsons is indeed generating much more than Kroger then how much more is that additional food waste costing Albertsons?

Of course, we recognize that Albertsons’ much higher per-location diversion average doesn’t necessarily mean a comparably higher amount of food waste generation; but the problem is, there’s no way to know for certain, since unlike Kroger, Albertsons refuses to disclose the total amount of food waste it generates. That’s precisely why our proposal seeks this information.

So, while the Board’s opposition statement touts its food waste efforts, the evidence shows that Albertsons may be seriously lagging Kroger, and that there may be fundamental flaws in its management of this issue. Indeed, although we needn’t look further than the fact that all Kroger locations divert food waste while Albertsons vaguely puts its number somewhere above the halfway mark, when we do look further, the numbers paint a highly concerning picture and raise highly material questions.

Since there are such significant financial implications associated with food waste, we believe adoption of our proposal is warranted, as it would provide the basic information needed to sufficiently assess the scope of the problem and the efficacy (or lack thereof) of Albertsons’ related initiatives. Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal Four.